UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 1) *

Biohaven Pharmaceutical Holding Co Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G1196105
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1196105
1	NAMES OF REPORTING PERSONS
Vivo Capital VIII, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,794,880 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
1,794,880 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,794,880 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.1% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The shares of common stock, no par value (the “Common Stock”) are held of record by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

(2)	Based on 43,617,455 shares of Common Stock, no par value, of the Issuer outstanding, as disclosed in the prospectus filed by the Issuer on December 14, 2018, pursuant to Rule 424(b)(4) under the Securities Act of 1933, which is part of the Issuer’s Registration Statement on Form S-1 (File No. 333-227670).

CUSIP No. G1196105
1	NAMES OF REPORTING PERSONS
Vivo Capital LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
18,460 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
18,460 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,460 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.04% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The shares of Common Stock are held of record by Vivo Capital LLC. Vivo Capital LLC provides investment services to Vivo Capital VIII, LLC.

(2)	Based on 43,617,455 shares of Common Stock, no par value, of the Issuer outstanding, as disclosed in the prospectus filed by the Issuer on December 14, 2018, pursuant to Rule 424(b)(4) under the Securities Act of 1933, which is part of the Issuer’s Registration Statement on Form S-1 (File No. 333-227670).

Item 1.	(a)	Name of Issuer:

Biohaven Pharmaceutical Holding Company Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

234 Church Street, New Haven, Connecticut 06510

Item 2.	(a)	Name of Person Filing:

This 13G Amendment No. 1 is filed jointly by Vivo Capital VIII, LLC and Vivo Capital LLC. Vivo Capital VIII, LLC and Vivo Capital LLC have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if None, Residence:

505 Hamilton Avenue, Suite 207, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Capital VIII, LLC is a Delaware limited liability company.

Vivo Capital LLC is a California limited liability company.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

G1196105

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

1. Vivo Capital VIII, LLC

The shares of Common Stock are held of record by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P., as follows:

●	Vivo Capital Fund VIII, L.P.: 1,577,101 shares

●	Vivo Capital Surplus Fund VIII, L.P.: 217,779 shares

Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. The voting members of Vivo Capital VIII, LLC are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares. Albert Cha is also a member of the board of directors of the Issuer.

2. Vivo Capital LLC

The 18,460 shares of Common Stock are held of record by Vivo Capital LLC. The voting members of Vivo Capital LLC are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(b)	Percent of class:

Vivo Capital VIII, LLC: 4.1%

Vivo Capital LLC: 0.04%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Vivo Capital VIII, LLC: 1,794,880 shares

Vivo Capital LLC: 18,460 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Vivo Capital VIII, LLC: 1,794,880 shares

Vivo Capital LLC: 18,460 shares

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership Of Five Percent Or Less Of A Class.

Not Applicable.

Item 6.	Ownership Of More Than Five Percent On Behalf Of Another Person.

Not Applicable.

Item 7.	Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company Or Control Person.

Not Applicable.

Item 8.	Identification And Classification Of Members Of The Group.

Not applicable.

Item 9.	Notice Of Dissolution Of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Capital VIII, LLC

February 14, 2019
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Capital LLC

February 14, 2019
(Date)

/s/ Albert Cha
(Signature)

Managing Member

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to Common Shares of Biohaven Pharmaceutical Holding Company Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.

Vivo Capital VIII, LLC

February 14, 2019
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Capital LLC

February 14, 2019
(Date)

/s/ Albert Cha
(Signature)

Managing Member